

April 26, 2013

Via E-Mail

Ed Batts, Esq.
DLA Piper LLP
2000 University Avenue
East Palo Alto, CA 94303

      Re: JDS Uniphase Corporation
              Schedule TO-I filed April 18, 2013
              File No. 005-44729

Dear Mr. Batts:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Offer to Purchase

Can JDSU redeem the Notes, page 5

1. We note the disclosure states that the issuer may redeem Notes on or after May 20, 2013, which is only the third business day after May 15, 2013, the expiration date of the put option tender offer. Please revise or advise us as to how you are complying with Rule 13e-4(f)(6).

Exhibit (a)(5)(A)

2. Please revise to omit the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act, since the safe harbor is not available for

statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the Private Securities Litigation Reform Act of 1995 or its safe harbor provision in any future press releases or other communications relating to this offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions